[TELEMIG LOGO] [GRAPHIC OMITTED]       [AMAZONIA CELULAR LOGO] [GRAPHIC OMITTED]

    TELEMIG CELULAR S.A.                           AMAZONIA CELULAR S.A.
CNPJ/MF no. 02.320.739/0001-06                CNPJ/MF no. 02.340.278/0001-33
      Listed Company                                   Listed Company

    TELEMIG CELULAR                                  TELE NORTE CELULAR
   PARTICIPACOES S.A.                                PARTICIPACOES S.A.
CNPJ/MF no. 02.558.118/0001-65                CNPJ/MF no. 02.558.154/0001-29
        Listed Company                                Listed Company

                                  ANNOUNCEMENT

The management of Telemig Celular Participacoes S.A., Tele Norte Celular Participacoes S.A., Telemig Celular S.A. and Amazonia Celular S.A. announced today that Telemig Celular S.A. and Amazonia Celular S.A. ("Operating Companies") have signed authorization contracts with the Agencia Nacional de Telecomunicacoes - ANATEL (National Telecommunications Regulatory Agency) to migrate to the Personal Mobile Service Contract ("Servico Movel Pessoal" - SMP). SMP will replace the current Concession Contracts ("Servico Movel Celular" -
SMC).

After the release of the related Acts from ANATEL in the Diario Oficial da Uniao-DOU (the Official Journal of Brazil), the Operating Companies will have up to 120 days to adapt to the rules established under the SMP Contract.

In addition, today, the Operating Companies acquired additional spectrum at the 1,800 Mhz frequency range.

                          Brasilia, February 19, 2004.

                                    Joao Cox
             Chief Financial Officer and Head of Investor Relations
  Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A.
                            Chief Executive Officer
                 Telemig Celular S.A. and Amazonia Celular S.A.


                          Ricardo Del Guerra Perpetuo
             Chief Financial Officer and Head of Investor Relations
                 Telemig Celular S.A. and Amazonia Celular S.A.